United States Belgium

321 Arsenal Street Rue des Freres Wright

Bldg 312, Suite 301 6041 Gosselies, Belgium

Watertown, MA 02472-5710

May 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iTeos Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-271793)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iTeos Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 19, 2023, or as soon as possible thereafter. The Company hereby authorizes Paul Kinsella or William Michener of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration. Please notify William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247 as soon as the registration statement has been declared effective.

Very truly yours,

ITEOS THERAPEUTICS, INC.

By: /s/ Matthew Gall

Matthew Gall

Chief Financial Officer

iteostherapeutics.com